Exhibit 99.1

Yirendai Reports First Quarter 2019 Financial Results and Announces the Successful Closing of Business Realignment Transactions with CreditEase

BEIJING — July 10, 2019 — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the first quarter ended March 31, 2019 and the successful closing of the business realignment transactions with CreditEase Holdings (Cayman) Limited, or CreditEase.

The business realignment transactions with CreditEase were successfully closed on July 10, 2019 EST.  The entry into definitive agreements relating to the business realignment was previously announced on March 25, 2019. Pursuant to an amendment to the share subscription agreement between Yirendai and CreditEase, the consideration for the business realignment transactions was adjusted to a combination of 61,981,412 ordinary shares of Yirendai and a total of RMB2,889.0 million cash. At the closing, Yirendai issued 61,981,412 ordinary shares and paid RMB262.3 million cash to CreditEase, with the remainder of the cash consideration to be paid by installments in an 18-month period after closing with each payment contingent upon the acquired business achieving certain pre-agreed performance targets. Mr. Ning Tang, the executive chairman of Yirendai and the founder, chairman and Chief Executive Officer of CreditEase, has assumed the Chief Executive Officer role of Yirendai upon the closing of the transactions.

“Today, we are very pleased to announce the successful closing of our business realignment between Yirendai and CreditEase, and I have assumed the CEO role of the combined businesses and working along with our new management team to lead the business forward” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yirendai. “The businesses Yirendai assumed from CreditEase dovetail nicely with our existing operation and provided a strong foundation as we start our new strategic business transformation. The combined credit business will become one of the largest creditech platforms in China that provide a full suite of online/offline multichannel lending products and services. In addition, leveraging our large base of affluent investors, we believe we are well-positioned to build our Yiren Wealth Management business — a one-stop asset allocation-based digital wealth management solution for affluent investors. Along with our new and experienced management team, we look forward to building a leading tech-enabled integrated financial services platform that provides both wealth management and consumer credit services. We believe we are well positioned to capture the significant synergies presented by this business realignment and deliver long-term operating performance and shareholder value as we grow our business. In addition, as part of our strategic expansion, I am also excited to announce that we have signed a preliminary Memorandum of Understanding for the acquisition of a leading supply chain financing platform, DaoKouDai Technology Ltd based in Beijing, which will bring a strong team of experts to help us better serve small and medium enterprises. As part of our business realignment and strategic transformation, we will be operating under a new brand of Yiren Digital. Lastly, I would like to provide my sincere appreciation for the efforts and achievement Yihan Fang has contributed to the Company, and we wish her success in all future endeavors.”

Upon the consummation of the business realignment with CreditEase, the Company will be operating under a new brand of Yiren Digital and will have two main business—Yiren Credit and Yiren Wealth. In addition, the Company’s interim financial statements and operating data for the quarter ended March 31, 2019 reflect the businesses Yirendai assumed from CreditEase. Prior period financials have also been recasted to reflect the acquisition under common control. The valuation of the contingent consideration is preliminary and is subject to change.

First Quarter 2019 Operational Highlights

Wealth Management—Yiren Wealth

•                          Cumulative number of investors served reached 2,159,490 as of March 31, 2019, representing an increase of 16% from 1,865,675 March 31, 2018.

•                          Number of active investors in the first quarter of 2019 was 768,514, representing a decrease of 17% from 931,346 in the first quarter of 2018.

•                          Total AUM for Yiren Wealth was RMB 47,257.2 million (US$7,041.5 million) as of March 31, 2019, representing a decrease of 4% from RMB 49,212.9 million as of March 31, 2018. Average AUM per investor reached RMB 141,406 (US$20,070) as of March 31, 2019, representing an increase of 12% from RMB 126,526 as of March 31, 2018.

•                          AUM of non-P2P products amounted to RMB 457.7 million (US$68.2 million) in the first quarter of 2019, representing an increase of 8% from RMB 423.2 million in the first quarter of 2018. Non-p2p products include money market funds, mutual funds and insurance.

Consumer Credit—Yiren Credit

•                          Total loan originations in the first quarter of 2019 reached RMB 10.9 billion (US$1.6 billion), representing a decrease of 45% from RMB 19.8 billion in the first quarter of 2018.

•                          Cumulative number of borrowers served reached 4,404,812, representing an increase of 15% from 3,824,341 in the first quarter of 2018.

•                          Number of borrowers in the first quarter of 2019 was 149,715, representing a decrease of 48% from 287,166 in the first quarter of 2018.

•                          The percentage of loan volume generated by repeat borrowers was 38.8% in the first quarter of 2019.

•                          Total outstanding principal balance of loans reached RMB 63,213.8 million (US$9,419.2 million) as of March 31, 2019, representing a decrease of 16% from RMB 75,271.5 million March 31, 2018.

“Last quarter we accomplished a milestone to prepare Yirendai for the next growth phase and strategic transformation,” said Mr. Dennis Cong, Chief Financial Officer of Yirendai. “With a more diverse and scalable mix of credit and wealth management service platforms as a result of our business realignment with CreditEase, and a more streamlined internal operation and organization, we are starting the rest of 2019 in a stronger position to serve the needs of our customers and drive our future growth. The first quarter of 2019 was a quarter of integration, adjustment, and investment for the company. To ensure better risk management of our platforms, we have taken a more conservative business growth strategy while made strong efforts to optimize our internal resources and operational efficiencies by integrating and consolidating various business functions that will help us to grow our business more effectively in the future. Building on that and with a more constructive regulatory environment of China’s P2P lending industry, we are getting ready to start our new growth phase for our consumer credit business and strategic transformation of our online wealth management businesses going forward. To support our business growth, we have entered into two strategic transactions in the second quarter of 2019 including first, a JV with ZBO Fintech as well as an acquisition of a Hong-Kong based private company that holds Type 1 (Dealing in Securities) and Type 2 (Dealing in Futures Contract) Licenses under regulations of Hong Kong Securities and Futures Commission to provide better service to our customers.”

First Quarter 2019 Financial Results

Total amount of loans facilitated in the first quarter of 2019 was RMB 10,934.9 million (US$1,629.4 million), compared to RMB 19,771 million in the same period last year. As of March 31, 2019, the total outstanding principal amount of the performing loans was RMB 63.2 billion (US$9.4 billion), decreased by 8% from RMB 68.3 billion as of December 31, 2018.

Total net revenue in the first quarter of 2019 was RMB 1,980.4 million (US$295.1 million), compared to RMB 3,764.7 million in the same period last year. Revenue from Yiren Credit reached RMB 1,459.0 million (US$217.4 million), representing a decrease of 56% from RMB 3,341.7 million in the first quarter of 2018. Revenue from Yiren Wealth reached RMB 521.4 million (US$77.7 million), representing an increase of 23% from RMB 423.0 million in the first quarter of 2018.

Sales and marketing expenses in the first quarter of 2019 were RMB 1,127.9 million (US$168.1 million), compared to RMB 2,156.0 million in the same period last year. Sales and marketing expenses in the first quarter of 2019 accounted for 10.3% of the total amount of loans facilitated, as compared to 10.9% in the same period last year due to increased marketing efficiencies.

Origination and servicing costs in the first quarter of 2019 were RMB 172.1 million (US$25.6 million), compared to RMB 264.6 million in the same period last year. Origination and servicing costs in the first quarter of 2019 accounted for 1.6% of the total amount of loans facilitated, compared to 1.3% in the same period last year mainly due to increased collection efforts and a decline in loan origination volume.

General and administrative expenses in the first quarter of 2019 were RMB 257.7 million (US$38.4 million), compared to RMB 522.1 million in the same period last year. General and administrative expenses in the first quarter of 2019 accounted for 13.0% of the total net revenue, compared to 13.9% in the same period last year mainly due to a decline in loan originations.

Allowance for contract assets in the first quarter of 2019 were RMB 191.1 million (US$28.5 million), compared to RMB 235.0 million in the same period last year. The decrease was mainly attributable to changes in future collectability estimates as well as decreased loan origination volume.

Income tax expense in the first quarter of 2019 was RMB 76.5 million (US$11.4 million).

Net income in the first quarter of 2019 was RMB 369.1 million (US$55.0 million), compared to RMB 535.9 million in the same period last year.

Adjusted EBITDA (non-GAAP) in the first quarter of 2019 was RMB 397.3 million (US$59.2 million), compared to RMB 648.9 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the first quarter of 2019 was 20.1%, compared to 17.2% in the same period last year.

Basic income per ADS in the first quarter of 2019 was RMB 3.99 (US$0.59), compared to RMB 5.85 in the same period last year. During 2019 the target business of Ocean was transferred to Yirendai in an internal reorganization under common control. Contemporaneously with this transaction, 30,990,706 shares were issued by Yirendai to affiliate entities. For purposes of calculating earnings per share, weighted average shares prior to the reorganization have been retroactively adjusted to give effect to the reorganization for all historical periods presented in the successor financial statements.

Diluted income per ADS in the first quarter of 2019 was RMB 3.96 (US$0.59), compared to RMB 5.77 in the same period last year.

Net cash used in operating activities in the first quarter of 2019 was RMB 658.3 million (US$98.1 million), compared to net cash used in operating activities of RMB 817.0 million in the same period last year.

As of March 31, 2019, cash and cash equivalents was RMB 2,519.0 million (US$375.3 million), compared to RMB 2,605.9 million as of December 31, 2018. As of March 31, 2019, the balance of held-to-maturity investments was RMB 312.8 million (US$46.6 million), compared to RMB329.6 million as of December 31, 2018. As of March 31, 2019, the balance of available-for-sale investments was RMB 1,187.6 million (US$177.0 million), compared to RMB835.6 million as of December 31, 2018.

Delinquency rates. As of March 31, 2019, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.9%, 1.9%, and 1.7%, compared to 1.0%, 1.8% and 1.7% as of December 31, 2018. The increase in delinquency rates was partially due to the slower growth in loan volumes and volatile credit performance of the loans.

Cumulative M3+ net charge-off rates. As of March 31, 2019, the cumulative M3+ net charge-off rate for loans originated in 2016 was 9.0%. As of March 31, 2019, the cumulative M3+ net charge-off rate for loans originated in 2017 was 12.7%. As of March 31, 2019, the cumulative M3+ net charge-off rate for loans originated in 2018 was 5.9%.

Recent Developments

Strategic Transactions

In July 2019, Yirendai signed a preliminary Memorandum of Understanding for the acquisition of a leading supply chain financing platform, DaoKouDai Technology Ltd which is based in Beijing.

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

In May 2019, Yirendai and ZBO Fintech established a joint venture to provide creditech solutions to ZBO Fintech as well as various financial institutions. ZBO Fintech is a B2B2C auto financing company incubated by PICC Financial Services Company Ltd. Yirendai and CreditEase Fintech Investment Fund are both shareholders of ZBO Fintech.

In July 2019, Yirendai signed a definitive agreement to acquire a private company incorporated in Hong Kong. The target company has a license to engage in Type 1 and Type 2 regulated activities under the rules and regulations of the Hong Kong Securities and Futures Commission.

Institutional Funding Update

As of July 10, 2019, the Company had secured funding in a total amount of RMB19 billion from four commercial banks in China.

Increase in Registered Capital

In preparation for the upcoming P2P registration and to lay a solid foundation for the future growth, the Company is in the process of increasing its registered capital by RMB500 million effective July 2019.

Management Change

Mr. Ning Tang has assumed the position of the Chief Executive Officer of the Company, while he will continue to serve as the chairman of the board of directors and the Chief Executive Officer of CreditEase.

Ms. Yihan Fang has resigned from her position as Chief Executive Officer of the Company and Yiren Wealth, a business division of the Company, for personal reasons.

Dr. Yichuan Pei has resigned from his position as Chief Risk Officer of the Company for personal reasons.

Mr. Huan Chen, our Board of Director, will assume the position of Chief Risk Officer of the Company, while he will continue to serve as Chief Strategy Officer at CreditEase.

Ms. Wei Wang will assume the role of Chief Executive Officer of Yiren Credit.

Ms. Xiao Shang will assume the role of Chief Executive Officer of Yiren Wealth, while she will continue to serve as a senior vice president at CreditEase Wealth Management.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.7112 to US$1.00, the effective noon buying rate on March 29, 2019, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai’s management will host an earnings conference call at 8:00 p.m. Eastern Time on July 10, 2019, (or 8:00 a.m. Beijing/Hong Kong Time on July 11, 2019).

Dial-in details for the earnings conference call are as follows:

International:	+65 6713-5091
U.S. Toll-Free:	+1 866-519-4004
Hong Kong Toll-Free:	800-906-601
China Toll-Free:	400-620-8038
Conference ID:	4659887

A replay of the conference call may be accessed by phone at the following numbers until July 18, 2019:

International:	+61 2-8199-0299
U.S. Toll-Free:	+1 646-254-3697
Replay Access Code:	5810

Additionally, a live and archived webcast of the conference call will be available at ir.Yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.Yirendai.com.

For investor and media inquiries, please contact:

Yirendai

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended			For the Year Ended
	March 31, 2018	March 31, 2019	March 31, 2019	December 31, 2018
	RMB	RMB	USD	RMB
Net revenue:
Loan facilitation services	2,997,463	1,055,046	157,207	7,309,403
Post-origination services	281,118	296,279	44,147	1,601,424
Account management services	361,742	488,340	72,765	1,806,732
Others	124,348	140,743	20,971	526,560
Total net revenue	3,764,671	1,980,408	295,090	11,244,119
Operating costs and expenses:
Sales and marketing	2,155,962	1,127,945	168,069	6,658,270
Origination and servicing	264,613	172,123	25,647	1,061,289
General and administrative	522,091	257,705	38,399	1,755,655
Allowance for contract assets	235,014	191,105	28,476	992,592
Total operating costs and expenses	3,177,680	1,748,878	260,591	10,467,806
Gain on disposal of loan receivable and other beneficial rights	—	84,511	12,592	655,884
Interest income, net	28,269	95,569	14,240	81,899
Fair value adjustments related to Consolidated ABFE	7,071	34,998	5,215	243,122
Non-operating (expenses)/ income, net	(576)	4,614	688	26,323
Income before provision for income taxes	621,755	451,222	67,234	1,783,541
Share of results of equity investees	(2,324)	(5,603)	(835)	(9,295)
Income tax expense	83,578	76,534	11,404	194,287
Net income	535,853	369,085	54,995	1,579,959

Weighted average number of ordinary shares outstanding, basic	183,349,505	185,126,457	185,126,457	184,225,643
Basic income per share	2.9226	1.9937	0.2971	8.5762
Basic income per ADS	5.8452	3.9874	0.5942	17.1524

Weighted average number of ordinary shares outstanding, diluted	185,754,475	186,578,885	186,578,885	186,270,515
Diluted income per share	2.8847	1.9782	0.2948	8.4821
Diluted income per ADS	5.7694	3.9564	0.5896	16.9642

Unaudited Condensed Consolidated Cash Flow Data
Net cash used in operating activities	(817,030)	(658,306)	(98,090)	(3,959,107)
Net cash (used in)/ provided by investing activities	(262,560)	(225,931)	(33,665)	3,302,148
Net cash provided by/ (used in) financing activities	236,574	469,889	70,016	(793,472)
Effect of foreign exchange rate changes	(10,976)	(2,196)	(327)	3,631
Net decrease in cash, cash equivalents and restricted cash	(853,992)	(416,544)	(62,066)	(1,446,800)
Cash, cash equivalents and restricted cash, beginning of period	4,480,272	3,033,472	452,001	4,480,272
Cash, cash equivalents and restricted cash, end of period	3,626,280	2,616,928	389,935	3,033,472

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD

Cash and cash equivalents	2,605,926	2,519,040	375,349
Restricted cash	427,546	97,888	14,586
Accounts receivable	40,310	70,281	10,472
Contract assets, net	3,909,263	3,431,014	511,237
Contract cost	145,460	143,323	21,356
Prepaid expenses and other assets	2,552,319	1,192,574	177,699
Loans at fair value	1,375,221	851,406	126,863
Amounts due from related parties	1,357,305	270,626	40,325
Held-to-maturity investments	329,597	312,768	46,604
Available-for-sale investments	835,565	1,187,588	176,956
Long term investments	194,121	143,864	21,436
Property, equipment and software, net	266,002	239,822	35,735
Deferred tax assets	184,136	156,322	23,293
Right-of-use assets		389,299	58,007
Total assets	14,222,771	11,005,815	1,639,918
Accounts payable	307,046	53,667	7,997
Amounts due to related parties	8,246,300	258,038	38,449
Liabilities from quality assurance program and guarantee	9,950	8,384	1,249
Deferred revenue	569,469	459,806	68,513
Payable to investors at fair value	626,207	7,386	1,101
Accrued expenses and other liabilities	2,193,575	2,154,914	321,092
Refund liability	2,145,748	2,137,835	318,546
Deferred tax liabilities	486,773	417,629	62,229
Lease liabilities		348,176	51,880
Contingent consideration		2,626,734	391,396
Total liabilities	14,585,068	8,472,569	1,262,452
Ordinary shares	77	77	11
Shares to be issued		2,754,444	410,425
Additional paid-in capital	1,293,968	1,080,395	160,984
Treasury stock	(254)	(5,694)	(848)
Accumulated other comprehensive income	16,390	13,160	1,961
Accumulated deficit	(1,672,478)	(1,309,136)	(195,067)
Total (deficit)/ equity	(362,297)	2,533,246	377,466
Total liabilities and equity	14,222,771	11,005,815	1,639,918

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended			For the Year Ended
	March 31, 2018	March 31, 2019	March 31, 2019	December 31, 2018
	RMB	RMB	USD	RMB
Operating Highlights
Amount of investment	18,027,655	11,435,588	1,703,956	70,667,346
AUM of investment	72,733,920	67,251,285	10,020,754	71,091,980
Number of investors	331,519	200,780	200,780	745,799
Amount of loans facilitated	19,771,068	10,934,923	1,629,354	63,303,236
Number of borrowers	287,166	149,715	149,715	922,593
Remaining principal of performing loans	75,271,466	63,213,843	9,419,156	68,345,361

Segment Information
Wealth management:
Revenue	422,990	521,434	77,696	2,021,747
Sales and marketing expenses	698,933	143,904	21,442	1,242,439

Consumer credit:
Revenue	3,341,681	1,458,974	217,394	9,222,372
Sales and marketing expenses	1,457,029	984,041	146,627	5,415,831

Reconciliation of EBITDA
Net income	535,853	369,085	54,995	1,579,959
Interest income, net	(28,269)	(95,569)	(14,240)	(81,899)
Income tax expense	83,578	76,534	11,404	194,287
Depreciation and amortization	38,253	32,502	4,843	147,992
Share-based compensation	19,533	14,699	2,190	119,998
Adjusted EBITDA	648,948	397,251	59,192	1,960,337
Adjusted EBITDA margin	17.2%	20.1%	20.1%	17.4%

Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2014
December 31, 2015	0.7%	1.2%	1.0%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.8%	1.0%	0.8%
December 31, 2018	1.0%	1.8%	1.7%
March 31, 2019	0.9%	1.9%	1.7%

Net Charge-Off Rate for Upgraded Risk Grid
Loan issued period	Customer grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of March 31, 2019	Total Net Charge-Off Rate as of March 31, 2019
		(in RMB thousands)	(in RMB thousands)
2015	I	4,894,936	204,034	4.2%
	II	17,502,449	779,071	4.5%
	III	11,272,838	716,717	6.4%
	IV	11,283,656	1,365,938	12.1%
	V	11,199,563	1,734,289	15.5%
	Total	56,153,444	4,800,049	8.5%
2016	I	5,858,473	229,860	3.9%
	II	12,781,372	514,171	4.0%
	III	9,951,614	711,424	7.1%
	IV	8,652,543	891,251	10.3%
	V	16,981,990	2,539,120	15.0%
	Total	54,225,993	4,885,827	9.0%
2017	I	11,223,886	604,798	5.4%
	II	12,270,230	1,201,390	9.8%
	III	13,837,922	1,804,614	13.0%
	IV	13,663,558	1,975,100	14.5%
	V	19,680,365	3,400,179	17.3%
	Total	70,675,961	8,986,081	12.7%
2018	I	9,604,220	251,825	2.6%
	II	14,656,703	610,073	4.2%
	III	13,903,094	756,058	5.4%
	IV	13,812,989	1,021,518	7.4%
	V	11,326,230	1,085,458	9.6%
	Total	63,303,236	3,724,932	5.9%

M3+ Net Charge-Off Rate

Loan issued	Month on Book
period	4	7	10	13	16	19	22	25	28	31	34
2015Q1	0.8%	2.2%	3.7%	5.1%	6.2%	7.0%	7.5%	7.9%	8.1%	8.1%	8.2%
2015Q2	0.8%	2.4%	4.0%	5.4%	6.6%	7.5%	8.2%	8.5%	8.7%	8.8%	8.9%
2015Q3	0.4%	1.6%	3.2%	4.5%	5.6%	6.5%	7.1%	7.5%	7.8%	8.1%	8.3%
2015Q4	0.4%	1.6%	3.1%	4.4%	5.5%	6.3%	6.9%	7.4%	7.8%	8.2%	8.5%
2016Q1	0.3%	1.3%	2.5%	3.6%	4.5%	5.2%	5.8%	6.4%	7.0%	7.3%	7.6%
2016Q2	0.4%	1.7%	3.1%	4.3%	5.2%	6.0%	6.8%	7.6%	8.1%	8.4%
2016Q3	0.3%	1.6%	3.0%	4.2%	5.4%	6.6%	7.8%	8.6%	9.1%
2016Q4	0.2%	1.5%	2.9%	4.3%	5.9%	7.4%	8.4%	9.2%
2017Q1	0.3%	1.5%	3.2%	5.1%	7.1%	8.5%	9.7%
2017Q2	1.1%	2.9%	5.6%	8.3%	10.2%	11.9%
2017Q3	0.3%	2.9%	6.3%	9.0%	11.4%
2017Q4	0.5%	3.8%	7.2%	10.4%
2018Q1	0.4%	3.0%	6.5%
2018Q2	0.5%	3.6%
2018Q3	0.3%